# FAIR WIND SECRETARIAL SERVICES LIMITED
# 富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk


Your Ref:

Our Ref: S/5411/89 LTO/sl

9th October, 2002

02 OCT 21 AM 9:21

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

02055523

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

SUPPL

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Enc.
c.c. the Company

File No. 82-3594

Annex A to Letter to the SEC
Dated 9th October, 2002 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

**DESCRIPTION OF DOCUMENT**

1. Title : Notification of Repurchases of Company's Shares

   Date : 10th September, 2002
   12th September, 2002
   17th September, 2002
   3rd October, 2002

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2. Title : Notification of movement of securities in Hong Kong

   Date : 30th September, 2002
   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

**FORM I**

rn on Movement of Listed Equity Securities
ı ended 30th September, 2002

Research & Planning Department of The Stock Exchange of
ıg Kong Limited

ırlight International Holdings Limited
ame of Company)

Ir. Peter LEE Yip Wah Tel No.: 2827 1778
Name of Responsible Official)

9th October, 2002

**nformation of Types of Listed Equity Securities:**
please tick wherever applicable)

| | | | | | |
|---|---|---|---|---|---|
| . | Ordinary shares | : | √ | 2. | Preference shares: |
| . | Other classes of shares | : | | | please specify: ______ |
| . | Warrants | : | | | please specify: ______ |

B) **Movement in Authorised Share Capital**:

| | No. of Ordinary shares/Preference shares/other classes of shares | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month: | 5,000,000,000 | $0.10 | $500,000,000 |
| Increase/(Decrease) (SGM approval date): | Nil | Nil | Nil |
| Balance at close of the month: | 5,000,000,000 | $0.10 | $500,000,000 |

C) **Movement in Issued Share Capital**:

| | No. of Ordinary shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 2,691,105,402 | Nil | Nil |
| Increase/(Decrease) during the month | (4,240,000) | Nil | Nil |
| Balance at close of the month: | 2,686,865,402 | Nil | Nil |

Details of Movement:

* please delete and insert "N/A" wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| ARE OPTIONS*<br>e | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| Employee share option scheme<br>Exercise price: HK$_________ | 116,995,056 | Nil | Nil | Nil | 116,995,056 | Nil |
| Employee share option scheme<br>Exercise price: HK$ ________<br>Exercise price: HK$ ________ | Nil | Nil | Nil | Nil | Nil | Nil |
| RRANTS*<br>of Expiry | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| ___________<br>ubscription price HK$ _____<br>___________<br>ubscription price HK$ _____ | | | | | | |

| ONVERTIBLES* ass | Units | Converted (Units) | Units | |
|---|---|---|---|---|
| nvertibles Notes nvertible price: HK$ _________ | N/A | N/A | N/A | |
| HER ISSUES OF SHARES* | | | | |
| ghts Issue | Price: | Issue and allotment Date: | | |
| acing | Price: | Issue and allotment Date: | | |
| nus Issue | | Issue and allotment Date: | | |
| rip Dividend | | Issue and allotment Date: | | |
| purchase of share | | Cancellation Date: September 2, 3, 6, 10,12 & 17, 2002 | | (4,240,000) |
| demption of share | | Redemption Date: | | |
| nsideration issue | Price: | Issue and allotment Date: | | |
| hers (Please specify) | Price: | Issue and allotment Date: | | |
| | | Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | (4,240,000) |

marks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

te:
l information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the ock Exchange without prior notification to the company/issuer.

11/form1.doc/sl

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

02 OCT 21 9:21

Form G

To : The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company : STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities : SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

| Trading Date | Number of Securities Purchased | Method of Purchase* | Price per Share or Highest Price Paid $ | Lowest Price Paid $ | Total Paid |
|---|---|---|---|---|---|
| 17/09/2002 | 710,000 | on the Exchange | 0.044 | 0.041 | HK$29,220 |
| Total | 710,000 | | | | HK$29,220 |

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above). (a) 4,240,000

2. % of previous months turnover acquired this month to date

$$\frac{4,240,000 \times 100}{17,948,881}$$ 23.623%

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 710,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{710,000 \times 100}{2,687,575,402}$$ 0.026%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30th July, 2002 which has been filed with the Exchange.

Yours faithfully,

Philip Lau Sak Hong
Director for and on behalf of
STARLIGHT INTERNATIONAL
HOLDINGS LIMITED
Date: 17th September, 2002

#a5411/Formg/sl

Form of Share Buyback Report to The Stock Exchange
of Hong Kong Limited ("the Exchange")

Form G

To : The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company : STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities : SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

| Trading Date | Number of Securities Purchased | Method of Purchase* | Price per Share or Highest Price Paid $ | Lowest Price Paid $ | Total Paid |
|---|---|---|---|---|---|
| 03/10/2002 | 350,000 | on the Exchange | 0.039 | 0.038 | HK$13,500 |
| Total | 350,000 | | | | HK$13,500 |

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above). (a) 350,000

2. % of previous months turnover acquired this month to date

$$\frac{350{,}000 \quad x \ 100}{6{,}083{,}044}$$ 5.754%

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 1,060,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{1{,}060{,}000 \ x \ 100}{2{,}687{,}575{,}402}$$ 0.039%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30th July, 2002 which has been filed with the Exchange.

Yours faithfully,

Philip Lau Sak Hong
Director for and on behalf of
STARLIGHT INTERNATIONAL
HOLDINGS LIMITED
Date: 3rd October, 2002

#a5411/Formg/sl

Form of Share Buyback Report to The Stock Exchange
of Hong Kong Limited ("the Exchange")

Form G

To : The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company : STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities : SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

| Trading Date | Number of Securities Purchased | Method of Purchase* | Price per Share or Highest Price Paid $ | Lowest Price Paid $ | Total Paid |
|---|---|---|---|---|---|
| 12/09/2002 | 720,000 | on the Exchange | 0.046 | 0.044 | HK$32,520 |
| Total | 720,000 | | | | HK$32,520 |

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above). (a) 3,530,000

2. % of previous months turnover acquired this month to date

$$\frac{3,530,000 \quad x\ 100}{17,948,881} \qquad 19.667\%$$

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 5,650,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{5,650,000\ x\ 100}{2,693,225,402} \qquad 0.210\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 31st July, 2001 which has been filed with the Exchange.

Yours faithfully,

Philip Lau Sak Hong
Director for and on behalf of
STARLIGHT INTERNATIONAL
HOLDINGS LIMITED
Date: 12th September, 2002

#a5411/Formg/sl

Form of Share Buyback Report to The Stock Exchange
of Hong Kong Limited ("the Exchange")

Form G

To : The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company : STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities : SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

| Trading Date | Number of Securities Purchased | Method of Purchase* | Price per Share or Highest Price Paid $ | Lowest Price Paid $ | Total Paid |
|---|---|---|---|---|---|
| 10/09/2002 | 1,110,000 | on the Exchange | 0.046 | 0.044 | HK$50,190 |
| Total | 1,110,000 | | | | HK$50,190 |

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above). (a) 2,810,000

2. % of previous months turnover acquired this month to date

$$\frac{2,810,000 \times 100}{17,948,881}$$ 15.656%

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 4,930,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{4,930,000 \times 100}{2,693,225,402}$$ 0.183%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 31st July, 2001 which has been filed with the Exchange.

Yours faithfully,

Philip Lau Sak Hong
Director for and on behalf of
STARLIGHT INTERNATIONAL
HOLDINGS LIMITED
Date: 10th September, 2002

#a5411/Formg/sl

Form of Share Buyback Report to The Stock Exchange
of Hong Kong Limited ("the Exchange")

Form G

To : The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company : STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities : SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

| Trading Date | Number of Securities Purchased | Method of Purchase* | Price per Share or Highest Price Paid $ | Lowest Price Paid $ | Total Paid |
|---|---|---|---|---|---|
| 06/09/2002 | 700,000 | on the Exchange | 0.046 | 0.044 | HK$31,600 |
| Total | 700,000 | | | | HK$31,600 |

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above). (a) 1,700,000

2. % of previous months turnover acquired this month to date

$$\frac{1,700,000 \times 100}{17,948,881}$$ 9.471%

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 3,820,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{3,820,000 \times 100}{2,693,225,402}$$ 0.142%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 31st July, 2001 which has been filed with the Exchange.

Yours faithfully,

Philip Lau Sak Hong
Director for and on behalf of
STARLIGHT INTERNATIONAL
HOLDINGS LIMITED
Date: 6th September, 2002

#a5411/Formg/sl

Form of Share Buyback Report to The Stock Exchange
of Hong Kong Limited ("the Exchange")

Form G

To : The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Dear Sir,

Name of Company : STARLIGHT INTERNATIONAL HOLDINGS LIMITED

Description of Securities : SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

| Trading Date | Number of Securities Purchased | Method of Purchase* | Price per Share or Highest Price Paid $ | Lowest Price Paid $ | Total Paid |
|---|---|---|---|---|---|
| 03/09/2002 | 500,000 | on the Exchange | 0.047 | 0.047 | HK$23,500 |
| Total | 500,000 | | | | HK$23,500 |

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above). (a) 1,000,000

2. % of previous months turnover acquired this month to date

$$\frac{1,000,000 \quad x \ 100}{17,948,881}$$ 5.571%

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 3,120,000

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{3,120,000 \ x \ 100}{2,693,225,402}$$ 0.116%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 31st July, 2001 which has been filed with the Exchange.

Yours faithfully,

Philip Lau Sak Hong
Director for and on behalf of
STARLIGHT INTERNATIONAL HOLDINGS LIMITED
Date: 3rd September, 2002

#a5411/Formg/sl